March 19, 2020

Eldee Tang
Chief Executive Officer
Noble Vici Group, Inc.
1 Raffles Place #33-02
One Raffles Place Tower One
Singapore 048616

       Re: Noble Vici Group, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2019
           Filed July 15, 2019
           File No. 000-54761
           Response dated March 9, 2020

Dear Mr. Tang:

       We have reviewed your March 9, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 11, 2020 letter.

Form 10-K for Fiscal Year Ended March 31, 2019

Key Performance Indicators: Gross Cash Receipts, Supplier Product & Logistics Allowance and
Commission Payout, page 17

1. Refer to prior comment 1. We have read your response and note your definition of "Gross
      Cash Receipts" does not reflect the actual receipt of cash and could be interpreted as a cash flow measure. The adjustments to reconcile gross cash receipts (or gross value) to net revenue also do not appear to represent any line item, or a combination of line items, reflected in your financial statements and therefore should not be included as adjusting items if you consider this presentation to be a nonGAAP presentation. If you intend to present these items as a metrics as opposed to nonGAAP measures, then in
 Eldee Tang
Noble Vici Group, Inc.
March 19, 2020
Page 2
         addition to defining such metrics in detail, you should discuss why each metric is a "Key
         Performance Indicator" including what it is intended to indicate. Please make the necessary corrections and revise your presentation or remove the presentation from your financial statements. Refer to Release Nos. 33-10751; 34-88094; and FR-87.
2. In addition, we have reviewed your response as to why you believe your Key Performance
         Indicators provide useful information to investors. You indicate that because your presentation resonates well with your sales affiliates based on their understanding of your business activities and to bridge the gap between the laymen understanding of your numbers by the sales affiliates and the numbers reported under US GAAP. If you choose to retain such measures after defining them, then the discussion in your filing should be specific as to why your investors would find the presentation useful. Please tell us, and revise your filing to discuss, the reasons why your presentation provides useful information to investors. Refer to Release Nos. 33-10751; 34-88094; and FR-87. We
         may have further substantive comment.
Report of Independent Registered Public Accounting Firm, page F-2

3. Refer to prior comment 2. At the conclusion of our review, please amend your filing to include the revised auditor's opinion previously requested as well as any revisions relating to other comments contained in this letter.
       You may contact Patrick Kuhn at (202) 551-3308 or Jim Allegretto at
(202) 551-3849
with any questions.



FirstName LastNameEldee Tang                                   Sincerely,
Comapany NameNoble Vici Group, Inc.
                                                               Division of
Corporation Finance
March 19, 2020 Page 2                                          Office of Trade
& Services
FirstName LastName